

September 10, 2013

Via E-mail
Timothy M. Adams
Chief Financial Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

> **Re: athenahealth, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 11, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed July 19, 2013**
> **Form 8-K Item 8.01**
> **Filed July 12, 2013**
> **Form 8-K/A Item 9.01**
> **File July 26, 2013**
> **File No. 001-33689**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 2. Acquisitions, page 5

1. Please tell us and disclose in future filings where you have classified expenses related to tenant revenue.

2. We note goodwill was 62% of the purchase price in the Epocrates Transaction. In that regard, please explain to us and disclose how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed. Specifically address each identifiable intangible asset recognized. Please provide the basis for the assumptions and valuation methodologies used. Tell us whether recent sales of similar types of transactions were used to value or justify any internal derived valuation or whether you engaged the services of an independent valuation firm to assist with the valuations.

Form 8-K filed July 12, 2013

3. We note the agreement you entered into with Clinical Holdings Corporation pursuant to which they will deploy your services to over 4,000 providers and make these services available to their affiliates. This agreement would appear to represent a material increase in the number of providers using your services. Please tell us more about the nature of the agreement, its terms and conditions and its significance to your operations. To the extent the agreement is material please file it as an exhibit. Please refer to Item 601(b) of Regulation S-K.

Form 8-K/A filed July 26, 2013

4. We note the filing in regards to the May 10, 2013 acquisition of the real estate commonly known as the Arsenal on the Charles included an audited Statement of Revenues and Expenses for the year ended December 31, 2012, an unaudited Statement of Revenues and Expenses for the period ended March 31, 2013 and pro formas. Please explain the extent you considered including statements of estimated taxable operating results and cash to be made available by operations as set forth in Regulation S-X Item 3-14(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Dan Orenstein, Office of Counsel